UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

In the Matter of SCANA Corporation           CERTIFICATE PURSUANT TO RULE
(File No. 70-9533)                            24 UNDER THE PUBLIC UTILITY
                                              HOLDING COMPANY ACT OF 1935


This Certificate of Notification is filed by SCANA, a South Carolina corporation, pursuant to Rule 24 (17 C.F.R. S250.24). Such filing is made in connection with SCANA's Form U-1 Application, as amended (the Application), and authorized by the orders (the Orders) of the Securities and Exchange Commission (the Commission) dated February 14, 2000 and January 31, 2001, in the above-referenced file. The Order directed that SCANA file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after each calendar quarter. This certificate reports transactions from the period October 1, 2000 through December 31, 2000.
Capitalized terms not otherwise defined herein have the meaning ascribed in the Application.

1.       SCANA Common Stock sold during the quarter:

         None

2. SCANA Common Stock issued or issuable under options granted during the quarter under employee benefit plans and dividend reinvestment plans:

         No new shares of SCANA common stock were issued under such plans. No options were granted pursuant to the SCANA Corporation Long-Term Equity Compensation Plan. 138,406 shares of SCANA common stock were purchased in the open market for issuance pursuant to the SCANA Investor Plus Plan and 324,282 shares of SCANA common stock were purchased in the open market for issuance pursuant to employee benefit plans.

3. SCANA Common Stock transferred to a seller of securities of a company being acquired:

                           None

                  4.       SCANA guarantees issued during the quarter:

         There were no SCANA guarantees issued during the quarter. However, South Carolina Electric & Gas Company renewed its existing $125 million guarantee for South Carolina Fuel Company's commercial paper credit agreement.

5. SCANA debt issued and Utility Subsidiary short-term debt issued during the quarter:

         A.  SCANA debt issuances:
              Short-term bank loans issued from Centric Capital, KBC and Wachovia Bank, ranging in amount from $7 million to $50 million, at interest rates ranging from 6.85% to 7.82%.

              The maximum amount of short-term indebtedness of SCANA outstanding at any one time during the period was $85.0 million.

B. Utility Subsidiary short-term debt issuances:

              South Carolina Electric & Gas Company:
              Short-term debt in the form of commercial paper issued through Lehman Brothers and Merrill Lynch, ranging in amount from $0.327 million to $32.3 million, at interest rates ranging from 6.54% to 6.63%.

              The maximum amount of short-term indebtedness of South Carolina Electric & Gas Company outstanding at any one time during the period was $117.5 million.

              Public Service Company of North Carolina, Incorporated:
              Short-term debt in the form of commercial paper issued through Lehman Brothers and Merrill Lynch, ranging in amount from $61.5 million to $63.5 million, at interest rates ranging from 6.57% to 6.73%.

              The maximum amount of short-term indebtedness of Public Service Company of North Carolina, Incorporated outstanding at any one time during the period was $125.0 million.

              South Carolina Generating Company, Inc.:
              None

6. Utility Subsidiary financings consummated during the quarter that are not exempt under Rule 52:

         See item 5B above.

7. Forms U-6B-2 filed with the Commission during the quarter:

         None

8. Consolidated and separate balance sheets as of the end of the quarter for each company that engaged in jurisdictional financing transactions during the quarter.

         SCANA Consolidated Balance Sheet (Exhibit A).

         South Carolina Electric & Gas Company Balance Sheet (Exhibit B).

         Public Service Company of North Carolina, Incorporated Balance Sheet (Exhibit C).

         South Carolina Generating Company, Inc. Balance Sheet (Not applicable).

     9. Registration Statements filed with the Commission pursuant to the Securities Act of 1933 during the quarter.

         SCANA Corporation Form S-3 filed November 15, 2000 (Incorporated by reference to SCANA Corporation File No. 333-49960).

                                    SIGNATURE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, SCANA has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.


                                            SCANA Corporation
                                                   Registrant





                                    by:    s/Mark R. Cannon
                                           Mark R. Cannon
                                              (Name)

                                             Controller
                                              (Title)


Dated:  February 28, 2001

                                                               Exhibit A

SCANA Corporation
CONSOLIDATED BALANCE SHEETS


(UNAUDITED)
------------------------------------------------------------------------------
 December 31,                                      2000          1999
------------------------------------------------------------------------------
Assets                                           (Millions of Dollars)
Utility Plant
    Electric                                      $4,747       $4,633
    Gas                                            1,435          632
    Other                                            187          191
-----------------------------------------------------------------------------
        Total                                      6,369        5,456
    Less accumulated depreciation and
     amortization                                  2,212        1,829
-----------------------------------------------------------------------------
        Total                                      4,157        3,627
    Construction work in progress                    261          159
    Nuclear fuel, net of accumulated
      amortization                                    57           43
    Acquisition adjustment, net of
      accumulated amortization                       474           22
-----------------------------------------------------------------------------
        Utility Plant, Net                         4,949        3,851
-----------------------------------------------------------------------------

Nonutility Property, net of accumulated
  depreciation                                        79           61
Investments                                          203          938
-----------------------------------------------------------------------------
  Nonutility Property and Investments, net
   of accumulated depreciation                       282          999
-----------------------------------------------------------------------------

Current Assets:
    Cash and temporary cash investments              159          116
    Receivables                                      699          318
    Inventories (At average cost):
        Fuel                                         107           82
        Materials and supplies                        56           51
        Emission allowances                           20           17
    Prepayments                                       16           18
    Investments                                      479            -
    Deferred income taxes                              -           16
-----------------------------------------------------------------------------
        Total Current Assets                       1,536          618
-----------------------------------------------------------------------------

Deferred Debits:
    Emission allowances                                3           14
    Environmental                                     30           24
    Nuclear plant decommissioning fund                72           64
    Pension asset, net                               196          144
    Other regulatory assets                          213          175
    Other                                            139          122
-----------------------------------------------------------------------------
        Total Deferred Debits                        653          543
-----------------------------------------------------------------------------
            Total                                 $7,420       $6,011
=============================================================================

                                                              Exhibit A (con't)


     SCANA Corporation
     CONSOLIDATED BALANCE SHEETS

     (UNAUDITED)
     ---------------------------------------------------------------------------
     December 31,                                        2000          1999
     ---------------------------------------------------------------------------
     Capitalization and Liabilities                     (Millions of Dollars)
     Stockholders' Investment:
         Common Equity                                  $2,032        $2,099
         Preferred stock (Not subject to
          purchase or sinking funds)                       106           106
     ---------------------------------------------------------------------------
             Total Stockholders' Investment              2,138         2,205
     Preferred Stock, net (Subject to purchase
       or sinking funds)                                    10            11
     SCE&G-Obligated  Mandatorily  Redeemable
       Preferred  Securities  of SCE&G's
         Subsidiary  Trust,  SCE&G Trust I,
          holding solely $50 million principal
         amount of the 7.55% Junior Subordinated
         Debentures of SCE&G, due 2027                      50            50
     Long-Term Debt, net                                 2,850         1,563
     ---------------------------------------------------------------------------
             Total Capitalization                        5,048         3,829
     ---------------------------------------------------------------------------

     Current Liabilities:
         Short-term borrowings                             398           266
         Current portion of long-term debt                  41           303
         Accounts payable                                  396           189
         Customer deposits                                  25            16
         Taxes accrued                                      54            86
         Interest accrued                                   42            29
         Dividends declared                                 32            31
         Deferred income taxes                              98             -
         Other                                              25            13
     ---------------------------------------------------------------------------
            Total Current Liabilities                    1,111           933
     ---------------------------------------------------------------------------

     Deferred Credits:
         Deferred income taxes                             721           805
         Deferred investment tax credits                   119           116
         Reserve for nuclear plant decommissioning          72            64
         Postretirement benefits                           113            98
         Other regulatory liabilities                       75            64
         Other                                             161           102
     ---------------------------------------------------------------------------
             Total Deferred Credits                      1,261         1,249
     ---------------------------------------------------------------------------

     Commitments and Contingencies                          -             -
     ---------------------------------------------------------------------------

                Total                                  $7,420        $6,011
     ===========================================================================

                                                                    Exhibit  B

SOUTH CAROLINA ELECTRIC & GAS COMPANY
CONSOLIDATED BALANCE SHEETS

(UNAUDITED)
----------------------------------------------------------------------------
December 31,                                          2000        1999
----------------------------------------------------------------------------
Assets                                              (Millions of Dollars)
Utility Plant:
    Electric                                         $4,453      $4,337
    Gas                                                 409         392
    Other                                               186         191
------------------------------------------------------------------------------
        Total                                         5,048       4,920
    Less accumulated depreciation and amortization    1,720       1,611
------------------------------------------------------------------------------
        Total                                         3,328       3,309
    Construction work in progress                       230         149
    Nuclear fuel, net of accumulated amortization        57          43
------------------------------------------------------------------------------
        Utility Plant, Net                            3,615       3,501
------------------------------------------------------------------------------

Nonutility Property and Investments,
 net of accumulated depreciation                         21          19
------------------------------------------------------------------------------

Current Assets:
    Cash and temporary cash investments                  60          78
    Receivables                                         287         195
    Inventories (At average cost):
        Fuel                                             21          30
        Materials and supplies                           46          48
    Emission allowances                                  20          17
    Prepayments                                           5           8
    Deferred income taxes                                 -          16
------------------------------------------------------------------------------
        Total Current Assets                            439         392
------------------------------------------------------------------------------

Deferred Debits:
    Emission allowances                                   3          14
    Environmental                                        20          24
    Nuclear plant decommissioning fund                   72          64
    Pension asset, net                                  196         144
    Other regulatory assets                             191         164
    Other                                               107          82
------------------------------------------------------------------------------
        Total Deferred Debits                           589         492
------------------------------------------------------------------------------
            Total                                    $4,664      $4,404
==============================================================================

   SOUTH CAROLINA ELECTRIC & GAS COMPANY
   CONSOLIDATED BALANCE  SHEETS

     (UNAUDITED)
     ---------------------------------------------------------------------------
     December 31,                                          2000           1999
     ---------------------------------------------------------------------------
     Capitalization and Liabilities                       (Millions of Dollars)
     Stockholders' Investment:
         Common Equity                                    $1,657         $1,558
         Preferred stock (Not subject to
           purchase or sinking funds)                        106            106
     ---------------------------------------------------------------------------
             Total Stockholders' Investment                1,763          1,664
     Preferred Stock, net (Subject to purchase
       or sinking funds)                                      10             11
     SCE&G-Obligated  Mandatorily  Redeemable
         Preferred  Securities  of SCE&G's
         Subsidiary  Trust,  SCE&G Trust I,
         holding solely $50 million principal
         amount of the 7.55% Junior Subordinated
         Debentures of SCE&G, due 2027                         50            50
     Long-Term Debt, net                                    1,267         1,121
     ---------------------------------------------------------------------------
             Total Capitalization                           3,090         2,846
     ---------------------------------------------------------------------------

     Current Liabilities:
         Short-term borrowings                                 188          213
         Current portion of long-term debt                      28          128
         Accounts payable                                      103           78
         Accounts payable - affiliated companies                58           33
         Customer deposits                                      17           17
         Taxes accrued                                          51           60
         Interest accrued                                       22           22
         Dividends declared                                     44           28
         Deferred income taxes                                  20            -
         Other                                                  10           10
     ---------------------------------------------------------------------------
            Total Current Liabilities                          541          589
     ---------------------------------------------------------------------------

     Deferred Credits:
         Deferred income taxes                                  584         560
         Deferred investment tax credits                        109         108
         Reserve for nuclear plant decommissioning               72          64
         Postretirement benefits                                113          98
         Other regulatory liabilities                            65          59
         Other                                                   90          80
     ---------------------------------------------------------------------------
             Total Deferred Credits                           1,033         969
     ---------------------------------------------------------------------------
                Total                                        $4,664      $4,404
     ===========================================================================

                                                                 Exhibit C


 PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED
 CONSOLIDATED BALANCE SHEETS

(UNAUDITED)
--------------------------------------------------------------------------------
                                                December 31,      December 31,
                                                    2000              1999
--------------------------------------------------------------------------------
                                                    (Millions of Dollars)
Assets
Gas utility plant                                  $ 787           $768
  Less - Accumulated depreciation                    263            245
  Acquisition adjustment, net of
    accumulated amortization                         452              -
----------------------------------------------------------------- --------------
Gas utility plant, net                               976            523
----------------------------------------------------------------- --------------

Nonutility Property and Investments,
 net of accumulated depreciation                      34             31
----------------------------------------------------------------- --------------

Current assets:
  Cash and temporary investments                       12             9
  Restricted cash and temporary investments             -             3
  Receivables                                         149            59
  Inventories (at average cost):
      Stored gas inventory                             32            29
      Materials and supplies                            7             7
  Deferred gas costs, net                               9            27
  Other                                                 1             1
----------------------------------------------------------------- --------------
Total current assets                                  210           135
----------------------------------------------------------------- --------------

Deferred charges and other assets:
   Due from affiliate - pension asset                  10             -
   Other                                               18             9
----------------------------------------------------------------- --------------
Total deferred charges and other assets                28             9
----------------------------------------------------------------- --------------
    Total                                          $1,248           $698
================================================================= ==============
================================================================= ==============

Capitalization and Liabilities
Capitalization:
   Common equity                                    $ 712           $232
   Long-term debt                                     145            151
----------------------------------------------------------------- --------------
Total capitalization                                  857            383
----------------------------------------------------------------- --------------

Current liabilities:
   Short-term borrowings                              125            138
   Current portion of long-term debt                    4              7
   Accounts payable                                    84             50
   Accrued taxes                                        -              5
   Customer prepayments and deposits                    8              7
   Advances from parent                                44              -
   Dividends declared and interest accrued              5              8
   Other                                                6              2
----------------------------------------------------------------- --------------
Total current liabilities                             276            217
----------------------------------------------------------------- --------------

Deferred credits and other liabilities:
   Deferred income taxes, net                          85             75
   Deferred investment tax credits                      3              3
   Accrued pension cost                                 -              3
   Due to affiliate - postretirement benefits          10              -
   Other                                               17             17
----------------------------------------------------------------- --------------
Total deferred credits and other liabilities          115             98
----------------------------------------------------------------- --------------
    Total                                          $1,248           $698
================================================================= ==============